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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For November 7, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
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             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------
                                       Jan M. Campbell
                                       Corporate Secretary


Date:  November 7, 2005


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                         PRECISION DRILLING CORPORATION
                           COMPLETES TRUST CONVERSION


CALGARY, November 7, 2005 - Precision Drilling Corporation ("PRECISION") and Precision Drilling Trust (the "TRUST") jointly announce today the successful completion of the reorganization of Precision into the Trust by way of Plan of Arrangement. The units of the Trust will commence trading on both the Toronto Stock Exchange and the New York Stock Exchange today.

Pursuant to the Plan of Arrangement, holders of common shares of Precision will receive in exchange for each common share of Precision held (i) one unit of the Trust, (ii) .2089 common shares of Weatherford International Ltd., and (iii) $Cdn 6.83 of cash.

As a result of the Plan of Arrangement, the Trust will issue 122,512,799 trust units. Pursuant to the Plan of Arrangement, shareholders were also given the opportunity to receive limited partnership units ("EXCHANGEABLE LP UNITS") of Precision Drilling Limited Partnership exchangeable without further consideration into trust units on a one-for-one basis. Pursuant to the election forms received, an aggregate of 1,108,597 Exchangeable LP Units will be issued pursuant to the Plan of Arrangement in lieu of trust units.

For further information please contact Doug Strong, Chief Financial Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.